KIRKLAND & ELLIS LLP
AND AFFILIATED PARTNERSHIPS

200 East Randolph Drive
Chicago, Illinois 60601
James S. Rowe
To Call Writer Directly:	312 861-2000	Facsimile:
312 861-2191		312 861-2200
jrowe@kirkland.com	www.kirkland.com

October 24, 2006

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Andrew P. Schoeffler Lesli Sheppard Pamela A. Long Tracey Houser Nili Shah

	Re:	Physicians Formula Holdings, Inc. Amendment No. 3 to Registration Statement on Form S-1 (SEC File No. 333-136913), originally filed August 25, 2006

Ladies and Gentlemen:

        Physicians Formula Holdings, Inc., a Delaware corporation (the "Company"), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 3 to its Registration Statement on Form S-1 (the "Amendment").

        On behalf of the Company, we are writing to respond to the comment raised in your letter to the Company dated October 20, 2006. The Company's response below corresponds to the caption and number of that comment (which is reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from Amendment No. 2 to the Registration Statement on Form S-1 filed on October 19, 2006. Where applicable, we have referenced in the Company's response the appropriate page number of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Organization and Basis of Presentation, page F-7

1.
We note your revised disclosure in response to comment 11 in our letter dated October 16, 2006. As previously requested, please revise your disclosure to comply with the requirements set forth in SAB Topic 1:B.1. Specifically, refer to Question 2 and provide

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

  an explanation of the allocation method used, an assertion by management that the method used is reasonable, and management's estimate of what the expenses would have been on a stand alone basis. Please also refer to Question 3 with regards to income tax expense disclosures.

  Response:    The Company has made revisions to page F-8 to clarify the method used by it to determine the amounts related to the Physicians Formula division of Pierre Fabre, Inc. The Company respectfully informs the Staff that the amounts were determined on a specific identification basis, and not using any allocation method. Management asserts that the costs and expenses would not have been materially different if the Physicians Formula division had operated as an unaffiliated entity. This determination was based on the relative size of the Physicians Formula division in relation to the entire entity. The Physicians Formula division represented in excess of 95% of the operations of Pierre Fabre, Inc. Amounts related to sales, cost of sales, selling expenses, research and development, marketing, distribution, advertising and public relations were clearly applicable to the division. Administrative expenses were commonly shared with the other divisions. However, when Physicians Formula became a stand alone entity, the level of administrative expenses did not change. As such, 100% of the administrative expenses were allocated to the Physicians Formula division in the Predecessor operations. Additionally, the income taxes attributable to the Physicians Formula division were provided for under a separate entity return computation as discussed on page F-12.

* * * * *

        We hope that the foregoing has been responsive to the Staff's comment. Should you have any questions relating to any of the foregoing, please feel free to contact me at (312) 861-2191.

Sincerely,

/s/ James S. Rowe

James S. Rowe
cc:	Ingrid Jackel
Joseph J. Jaeger
Physicians Formula Holdings, Inc.

Thomas R. Brome
Cravath, Swaine & Moore LLP